Filed by Avalon Pharmaceuticals, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934
Subject Company: Avalon Pharmaceuticals, Inc
Commission File No.: 001-32629
The following excerpts relating to the pending merger of Avalon Pharmaceuticals, Inc. (“Avalon”) with a subsidiary of Clinical Data, Inc., and related transactions, are from Avalon’s Annual Report on Form 10-K for the year ended December 31, 2008 (the “Annual Report”), filed with the Securities and Exchange Commission on March 31, 2009.
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From Item 1 of the Annual Report under the sections entitled “Business—Pending Acquisition by Clinical Data,” “—Pending Nasdaq Delisting” and “—Patents, Licenses and Proprietary Rights—Clinical Data License”:
Pending Acquisition by Clinical Data
     On October 27, 2008, we entered into an Agreement and Plan of Merger and Reorganization with Clinical Data, Inc., a Delaware corporation, or Clinical Data, and API Acquisition Sub II, LLC, a Delaware limited liability company and an indirect wholly-owned subsidiary of Clinical Data, or API. The merger agreement provides that API will be merged with and into Avalon, with Avalon continuing as the surviving corporation and an indirect wholly-owned subsidiary of Clinical Data. As a condition to Clinical Data and Avalon entering into the merger agreement and as part of the proposed merger, on October 27, 2008, the parties entered into a number of other arrangements including a private placement of securities, a license agreement and a secured loan arrangement.
     Merger Agreement. Pursuant to the terms of the merger agreement, Clinical Data will acquire all of the outstanding shares of Avalon’s common stock for consideration consisting of Clinical Data common stock and certain contingent rights to acquire additional shares of Clinical Data common stock. Shares of Avalon common stock held by Clinical Data and its subsidiaries, will be cancelled without consideration at the closing of the merger. Upon the closing of the merger, each outstanding share of Avalon common stock shall be converted into a right to receive 0.0470 shares of Clinical Data common stock and a contingent value right, or CVR, to receive an additional fraction of a share of Clinical Data common stock upon the achievement of certain milestone payments in accordance with the terms of a Contingent Value Rights Agreement, or CVR agreement, between Clinical Data and American Stock Transfer and Trust Co., as rights agent, to be entered into as of the closing.
     Under the CVR agreement, the fraction of a share of Clinical Data common stock represented by each CVR is calculated by taking 1/2 of the aggregate “milestone payments” received by Avalon or its affiliates (including Clinical Data following the closing) from October 27, 2008 through and including June 30, 2010, dividing that amount by $12.49 (which represents the volume weighted average trading price of the Clinical Data common stock for the 15 prior trading days ended October 27, 2008) and then dividing the result by 17,037,928 (which represents the number of outstanding shares of Avalon common stock as of the date of signing of the merger agreement). “Milestone payments” means the receipt by Avalon or its affiliates (including Clinical Data following the closing) during the period commencing on October 27, 2008 through and including June 30, 2010 of a payment under either Avalon’s License and Research Collaboration Agreement with Merck & Co., Inc. or Avalon’s Amended Pilot Study Agreement with Novartis Institute for Biomedical Research, Inc., up to a maximum aggregate amount of $5,000,000.
     If the merger agreement is terminated under specified circumstances, Avalon may be required to pay Clinical Data a termination fee of $300,000 and reimburse Clinical Data up to $100,000 for its expenses associated with the merger agreement.
     Private Placement. In connection with the execution of the merger agreement and as part of the proposed merger, we entered into a securities purchase agreement with Clinical Data for the sale of our common stock and common stock purchase warrants in a private placement for a total purchase price of $237,338. Pursuant to the securities purchase agreement, Clinical Data purchased a total of 3,390,547 shares of our common stock at a purchase price of $0.07 per share. In addition, we issued a common stock purchase warrant exercisable into 1,695,273 shares of our common stock. The exercise price of the warrant is $0.86 per share, subject to adjustment for dilutive events. The warrant is not exercisable for six months after issuance and may not be exercised to the extent that the aggregate number of shares of our common stock held by Clinical Data following exercise of the warrant (including shares of our common stock otherwise held by Clinical Data) would exceed 19.9% of our outstanding common stock unless the issuance of any additional shares is first approved by a vote of our stockholders in accordance with the rules of the Nasdaq Stock Market.
     We also entered into a registration rights agreement with Clinical Data contemporaneously with entering into the securities purchase agreement. Pursuant to the registration rights agreement, we have agreed to register for resale on a registration statement under the Securities Act of 1933 the shares of common stock issued in the private placement and the shares of common stock issuable upon exercise of the warrant. The registration rights agreement also provides indemnification and contribution remedies to Clinical Data in connection with the resale of the shares pursuant to such registration statement. In addition, the registration rights agreement provides that in the event we have not filed with the Securities and Exchange Commission (the SEC) the registration statement on or prior to 30 days after the written request of Clinical Data to file the registration statement, such date known as the filing deadline, Clinical Data shall be entitled to a liquidated damages payment in the amount of 1.5% of the total purchase price for the shares issued in the private placement, but excluding any shares issuable upon exercise of the warrant, for each month after the filing deadline during which such registration statement remains un-filed with the SEC. Further, the registration rights agreement provides that in the event such registration statement is not declared effective by the SEC by the earlier of (i) 90 days after filing date (or 120 days after the filing date in the event the registration statement is subject to review by the SEC) or (ii) within 5 days following notice from the SEC that the registration statement is no longer subject to review (such date known as the effectiveness deadline), Clinical Data shall be entitled to a liquidated damages payment in the amount of 1.5% of the total purchase price for each month (pro rated for any lesser period) after the effectiveness deadline during which such registration statement has not been declared effective by the SEC.
     License Agreement. In connection with the execution of the merger agreement and as part of the proposed merger, we entered into a license agreement with Clinical Data pursuant to which we granted Clinical Data a royalty-free, fully-paid, worldwide, perpetual, irrevocable, sublicensable and exclusive license to AvalonRx®, our proprietary drug-development platform, in exchange for a one time payment of $1,000,000. The license is subject to certain exceptions pursuant to which we retained the right to utilize AvalonRx® to fulfill our obligations under our existing collaboration agreements and to continue development of AVN944 and certain of our existing development programs.
     Secured Loan. In connection with the execution of the merger agreement and as part of the proposed merger, we also entered into a note purchase agreement with Clinical Data pursuant to which Clinical Data made a loan to us of $3,000,000, evidenced by a term note. On March 30, 2009, Clinical Data made a further loan to us of $1,000,000 under the note purchase agreement, evidenced by a second term note. The term notes bear interest at a fixed rate of seven percent per annum and mature on May 31, 2009, unless accelerated pursuant to their terms. We have the right to prepay the term notes, together with any accrued interest, at any time without penalty. The maturity of the term notes accelerate if there is a default under the terms of the note purchase agreement or related documents, including any default, breach or termination of the license agreement or of the merger agreement (other than a termination of the merger agreement as a result of a failure to obtain the approval by our stockholders of the merger). The term notes are secured by collateral consisting of certain intellectual property rights of Avalon.
     Status of Merger Transaction. Avalon and Clinical Data have filed a joint preliminary proxy statement/prospectus with the SEC in connection with the proposed merger. Under the rules of the SEC, audited financial statements for Avalon for the year ended December 31, 2008 are required to be included in the joint proxy statement/prospectus. In addition, as a result of Clinical Data’s previously announced decision to monetize its none-core assets, including through the sale of its Cogenics business segment, and based on discussions with the staff of the SEC, Clinical Data and Avalon have determined to include certain pro forma financial information in the joint proxy statement/prospectus reflecting the intended sale by Clinical Data of its Cogenics business segment. Consequently, Avalon and Clinical Data intend to file an amended joint preliminary proxy statement/prospectus with the SEC as soon as practicable reflecting these updates and other changes. As a result, Avalon currently expects the closing of the merger to occur in May 2009, subject to completion by the SEC staff of its review of the joint proxy statement/prospectus, as amended.
Important Information for Investors and Stockholders
     As discussed above, Avalon and Clinical Data have filed a joint preliminary proxy statement/prospectus with the SEC in connection with the proposed merger. Investors and stockholders are urged to read the joint definitive proxy statement/prospectus when it becomes available and any other relevant documents filed by either party with the SEC because they will contain important information.

     Investors and stockholders will be able to obtain the joint definitive proxy statement/prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by Avalon will be available free of charge on the portion of the Avalon website titled “Investors” at www.avalonrx.com. Documents filed with the SEC by Clinical Data will be available free of charge on the portion of the Clinical Data website titled “Investors” at www.clda.com.
     Clinical Data, Avalon and their directors and executive officers may be deemed to be participants in the solicitation of proxies from Avalon stockholders. Information regarding Clinical Data’s participants is available in Clinical Data’s Annual Report on Form 10-K for the year ended March 31, 2008 and its proxy statement for its 2008 Annual Meeting of stockholders, which are filed with the SEC. Information regarding Avalon’s participants is available elsewhere in this Annual Report on Form 10-K. Additional information regarding interests of such participants will be included in the joint definitive proxy statement/prospectus that will be filed with the SEC. You can obtain free copies of these documents from Clinical Data and Avalon as indicated above.
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Pending Nasdaq Delisting
     On September 24, 2008, we received a notice from The Nasdaq Stock Market, LLC, or Nasdaq, indicating that we are not in compliance with the continued listing requirements of the Nasdaq Global Market under Nasdaq Marketplace Rule 4450(a)(5). We received this notice because the bid price for our common stock over the previous 30 consecutive business days had closed below the minimum $1.00 per share requirement for continued listing. Nasdaq has suspended the enforcement of rules requiring a minimum $1.00 closing bid price through July 20, 2009. However, if our pending merger with Clinical Data’s subsidiary, API, does not close before that time and we continue to fail to meet the minimum $1.00 closing bid price, Nasdaq could delist our common stock from the Nasdaq Global Market.
     In addition, on November 20, 2008, we received a letter from Nasdaq notifying us that based on our stockholders equity, as reported in our Quarterly Report on Form 10-Q for the period ended September 30, 2008, we were not in compliance with the minimum stockholders’ equity requirement of $10 million for continued listing on the Nasdaq Global Market as set forth in Nasdaq Marketplace Rule 4450(a)(3). On December 18, 2008, we received a letter from Nasdaq notifying us that we had until March 5, 2009 to either complete the merger with Clinical Data’s wholly-owned subsidiary, API, or alternatively, demonstrate compliance with Nasdaq Marketplace Rule 4450(a)(3). On March 12, 2009, we received a determination letter from Nasdaq’s staff stating that Avalon failed to comply with Nasdaq Marketplace Rule 4450(a)(3) and, that as a result, our common stock would be suspended from trading on the Nasdaq Global Market at the opening of business on March 23, 2009 and removed from listing and registration on the Nasdaq Global Market unless we appealed the Nasdaq staff’s determination. On March 18, 2009, our management requested a hearing before a Nasdaq Listing Qualifications Panel to appeal the Nasdaq staff’s delisting determination. The appeal hearing is scheduled for April 30, 2009. We expect that our common stock will remain listed on the Nasdaq Global Market pending the outcome of a decision by the Nasdaq Listing Qualifications Panel. However, we cannot provide any assurances that the Nasdaq Listing Qualifications Panel will grant our request for continued listing on the Nasdaq Global Market pending the closing of the merger.
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Clinical Data license
     On October 27, 2008, in connection with entering into the merger agreement and as part of the proposed merger with Clinical Data, we entered into a license agreement with Clinical Data, pursuant to which Avalon granted Clinical Data a royalty-free, fully-paid, worldwide, perpetual, irrevocable, sublicensable and exclusive license to AvalonRx® in exchange for a one time payment of $1,000,000. The license is subject to certain exceptions pursuant to which we retained the right to use AvalonRx® to fulfill our obligations under our existing collaborations and to continue development of AVN944 and certain of our existing development programs.
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From Item 1A of the Annual Report under the sections entitled “Risk Factors—Risk Related to the Acquisition by Clinical Data” and “—Risks Related to Our Business”:
Risks Related to the Acquisition by Clinical Data

The number of shares and the value of Clinical Data common stock that Avalon stockholders will receive in connection with the merger will fluctuate.
     The precise value of the merger consideration to be received by Avalon stockholders at the effective time of the merger cannot be determined at the present time. Upon the terms of the merger agreement, Clinical Data would issue 0.0470 of a share of Clinical Data common stock for each share of Avalon common stock outstanding immediately prior to the effective time of the merger and CVRs that will provide Avalon stockholders with the opportunity to acquire additional shares of common stock.
     The price of Clinical Data common stock at the closing of the merger may vary from its price on the date the merger agreement was executed. Stock price changes may result from a variety of factors beyond Clinical Data’s control, including general economic and market conditions. In addition, there will be a period of time between completion of the merger and the time at which former Avalon stockholders actually receive stock certificates evidencing the Clinical Data common stock. Until stock certificates are received, former Avalon stockholders may not be able to sell their Clinical Data shares in the open market and, therefore, may not be able to avoid losses from any decrease in the trading price of Clinical Data common stock during that period.
The issuance of Clinical Data common stock under the CVRs is subject to a number of uncertainties; because of the delay in time before any shares of Clinical Data common stock could be issuable under the CVRs, the value of such stock will fluctuate.
     Pursuant to the terms of the merger agreement and the CVR agreement, the CVRs provide former Avalon stockholders and warrantholders (to the extent they timely exercise their warrants) with the right to receive additional shares of Clinical Data common stock if Avalon or its affiliates (including Clinical Data following the merger) receive any milestone payments from certain strategic partners prior to June 30, 2010. In particular, the CVRs provide that additional shares of Clinical Data common stock will only be issued if Avalon or its affiliates (including Clinical Data following the closing of the merger) receives a payment under either Avalon’s collaboration agreement with Merck (the “Merck Agreement”) or under Avalon’s collaboration agreement with Novartis (the “Novartis Agreement”) at any time during the period commencing on October 27, 2008 through and including June 30, 2010 (up to a maximum aggregate amount of $5 million).
     Although the CVR agreement provides that any payment received prior to June 30, 2010 under either the Merck Agreement or Novartis Agreement (up to a maximum of $5 million in payments) constitutes a “milestone payment” for purposes of calculating whether Avalon stockholders will be entitled to receive additional shares of Clinical Data common stock in the merger, Avalon’s management views the following payments as having the most realistic possibility of being achieved prior to June 30, 2010 and resulting in the achievement of a “milestone payment” under the CVR agreement:
•	Under the Merck Agreement, Avalon is entitled to a payment of $4 million upon the achievement of biological proof of concept of a lead compound as an inhibitor of the target which is the subject of the collaboration. Avalon also is entitled to an additional payment of $4 million upon the achievement of preclinical proof of concept of such compound following achievement of biological proof of concept. In addition, if Merck terminates the agreement, Avalon is entitled to a termination fee of up to potentially $7 million, depending on the status of the collaboration at the time of termination of the agreement. With respect to the $4 million payment upon achievement of biological proof of concept, although Avalon’s management believes that the lead compound that it has identified under this collaboration has satisfied the criteria for achievement of biological proof of concept, based on recent discussions with Merck, it appears that Merck may intend to dispute Avalon’s achievement of this milestone. We are currently in discussions with Merck regarding the achievement of this milestone. In addition, we are in discussions with Merck regarding the termination of the collaboration by Merck and the payment by Merck to Avalon of a termination fee under the terms of the agreement, as described above. There is no guarantee that these matters will be resolved favorably for Avalon, and pending the resolution of these matters, it is unlikely that further progress will be made with respect to the preclinical proof of concept milestone or any other milestones under the Merck Agreement. In the event that the collaboration with Merck is terminated, we may receive all or part of the termination payment described above, but no further progress will be made towards the attainment of any other milestone under the Merck Agreement. Moreover, resolution of these matters could take extensive time to achieve, which could potentially prevent a payment from Merck that would otherwise constitute a “milestone payment” under the terms of the CVR agreement from being received prior to June 30, 2010, the “milestone payment” deadline under the CVR agreement. Consequently, there can be no assurance when, or if, any payments will be received from Merck, and accordingly, whether any “milestone payments” will be achieved under the CVR agreement based on our collaboration with Merck.
•	Under the Novartis Agreement, Avalon is entitled to receive a $500,000 milestone payment if Novartis identifies a validated hit compound and another $500,000 milestone payment if Novartis identifies a lead compound under the collaboration. The determination of whether to pursue a validated hit compound or lead compound under the collaboration is at the sole discretion of Novartis. Accordingly, there can be no assurance that Novartis will determine to continue with the collaboration through the identification of a validated hit compound or of a lead compound. If Novartis determines not to continue with the collaboration through these milestone events, no further payments will be due to Avalon under the Novartis Agreement.
     If such payments under the Merck Agreement or Novartis Agreement are not achieved within the required timeframe, the CVRs will expire and no payments will be made to CVR holders in connection with the CVRs. Accordingly, the CVRs may ultimately have no value. Moreover, following the closing of the merger, Clinical Data will be under no obligation to former Avalon stockholders to engage in any additional research and development efforts under the Merck Agreement or Novartis Agreement or to pursue any payments from Merck or Novartis. As a result of the uncertainty regarding the receipt of any payments from Merck or Novartis within the required timeframe, Avalon stockholders will not be able to determine the total value of the consideration that they will receive in the merger prior to voting on the adoption of the merger agreement since a portion of the merger consideration is contingent upon the occurrence of future events. In addition, because no payment, if any, will be made to holders of the CVRs of any additional shares of Clinical Data common stock prior to June 30, 2010 (and then only after surrender by the holder of a CVR to the rights agent under the CVR agreement of the holder’s certificate representing such CVR, which could result in further delay of payment of any additional shares of Clinical Data common stock to a holder of a CVR past June 30, 2010), the value of any Clinical Data common stock that holders of CVRs will receive in connection with the merger will fluctuate. Therefore, even if a “milestone payment” under the CVR agreement is achieved, the value of the additional consideration Avalon stockholders may receive under the CVRs may be significantly lower than the $12.49 per share used to calculate the number of shares payable under the CVRs.
     Former Avalon warrantholders will not receive CVRs until they exercise their warrants to purchase shares of Clinical Data common stock. Pursuant to its terms, the CVR agreement terminates six months following the June 30, 2010 milestone date. To ensure their receipt of the CVRs, each former Avalon warrantholder should exercise their warrant prior to the termination of the CVR agreement.
     Additionally, the CVRs are not transferable other than in certain limited circumstances and accordingly Avalon stockholders may not sell them prior to their termination.
Uncertainty regarding the merger and the effects of the merger could cause our licensors, collaborators, suppliers or other strategic partners to delay or defer decisions, which could increase costs of the on-going business for us.
     Our strategy for developing and commercializing many of our potential products includes entering into agreements with licensors, collaborators, suppliers and other strategic partners. These partners, in response to the announcement of the merger, may delay or defer decisions regarding their business relationships with us, which could increase costs for our business and delay, interrupt or terminate the collaborate research, development and commercialization of certain potential products, regardless of whether the merger is ultimately completed. Under specified circumstances, these partners may also terminate their agreements with us. Any such delay, interruption or termination of our relationship with any of these partners could materially harm its business and financial condition, and frustrate any commercialization efforts for our product candidates.
The merger is subject to closing conditions that could result in the completion of the merger being delayed or not consummated, which could negatively impact our stock price and future business and operations.
     Completion of the merger is conditioned upon Clinical Data and Avalon satisfying closing conditions, including adoption of the merger agreement by Avalon’s stockholders, all as set forth in the merger agreement. The required conditions to closing may not be satisfied in a timely manner, if at all, or, if permissible, waived, and the merger may not be consummated. Failure to consummate the merger could negatively impact our stock price, future business and operations, and financial condition. Any delay in the consummation of the merger or any uncertainty about the consummation of the merger may adversely affect our future business, growth, revenue and results of operations.

Failure to complete the merger could negatively impact the market price of our common stock and the future business and financial results of Avalon, and the merger agreement limits our ability to pursue alternatives to the merger.
     If the merger is not completed for any reason, our on-going business may be adversely affected and will be subject to a number of risks, including:
•	We may be required, under some circumstances, to pay Clinical Data a termination fee of $300,000 and reimburse Clinical Data for up to $100,000 of merger-related expenses;

•	We may be required to repay to Clinical Data the outstanding principal and accrued interest under the terms of a note purchase agreement between the parties and related term notes;

•	The diversion of management’s attention, the reduction in capital spending and acquisitions, the suspension of planned hiring and other affirmative and negative covenants in the merger agreement restricting the companies’ businesses;

•	Failure to pursue other beneficial opportunities as a result of the focus of management on the merger, without realizing any of the anticipated benefits of the merger;

•	the market price of our common stock may decline to the extent that the current market price reflects a market assumption that the merger will be completed;

•	We may experience negative reactions to the termination of the merger from licensors, collaborators, suppliers, or other strategic partners;

•	Our costs incurred related to the merger, such as legal and accounting fees, must be paid even if the merger are not completed;

•	Our common stock may be subject to delisting from the Nasdaq Global Market; and

•	Clinical Data’s royalty-free, fully-paid, worldwide, perpetual, irrevocable, sublicensable and exclusive license to AvalonRx®, our proprietary drug-development platform, will not terminate, thereby restricting our operations and potentially negatively impacting the value of Avalon’s common stock.
     If the merger agreement is terminated and our board of directors seeks another merger or business combination, our stockholders cannot be certain that we will be able to find a party willing to pay a price equivalent to or more attractive than the price Clinical Data has agreed to pay in the merger. Further, Clinical Data owns approximately 16.6% of our common stock and we owe Clinical Data $4 million of principal plus accrued but unpaid interest under the terms of a note purchase agreement entered into at the time of execution of the merger agreement (as subsequently amended), and related term notes. Such ownership, the amount owed and the license granted to Clinical Data may deter third parties from proposing or pursuing alternative business combinations that might result in greater value to Avalon stockholders than the merger.
     In addition, the merger agreement contains “no shop” provisions that, subject to limited exceptions, preclude Avalon, whether directly or indirectly through its subsidiaries, officers, directors, agents or other representatives, from (i) soliciting, initiating, knowingly facilitating, encouraging or inducing, any inquiry with respect to, or the making, submission or announcement of, any acquisition proposal, (ii) participating in any discussions or negotiations, or furnishing any nonpublic information with respect to any acquisition proposal, (iii) taking any other action to facilitate any inquiries or proposal that would be reasonably expected to result in an acquisition proposal, (iv) approving, endorsing or recommending any acquisition proposal, or (v) entering into any agreement contemplating or otherwise relating to any acquisition proposal. Under certain circumstances, the merger agreement also provides that Avalon will be required to reimburse Clinical Data for up to $100,000 of merger-related expenses or pay a termination fee of $300,000 to Clinical Data upon termination of the merger agreement.
During the pendency of the merger, we may not be able to enter into certain business arrangements with other parties because of restrictions in the merger agreement.

     Covenants in the merger agreement impede our ability to make certain acquisitions or complete other transactions that are not, among other things, in the ordinary course of business pending completion of the merger. As a result, if the merger is not completed, we may be at a disadvantage to its competitors.
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Our common stock may be delisted from the Nasdaq Global Market prior to the closing of the merger, which could reduce the value of your investment and make your shares of our stock more difficult to sell.
     On September 24, 2008, we received a notice from The Nasdaq Stock Market, LLC, or Nasdaq, indicating that we are not in compliance with the continued listing requirements of the Nasdaq Global Market under Nasdaq Marketplace Rule 4450(a)(5). We received this notice because the bid price for our common stock over the previous 30 consecutive business days had closed below the minimum $1.00 per share requirement for continued listing. Nasdaq has suspended the enforcement of rules requiring a minimum $1.00 closing bid price through July 20, 2009. However, if our pending merger with Clinical Data’s subsidiary, API, does not close before that time and we continue to fail to meet the minimum $1.00 closing bid price, Nasdaq could delist our common stock from the Nasdaq Global Market.
     In addition, on November 20, 2008, we received a letter from Nasdaq notifying us that based on our stockholders equity, as reported in our Quarterly Report on Form 10-Q for the period ended September 30, 2008, we were not in compliance with the minimum stockholders’ equity requirement of $10 million for continued listing on the Nasdaq Global Market as set forth in Nasdaq Marketplace Rule 4450(a)(3). On December 18, 2008, we received a letter from Nasdaq notifying us that we had until March 5, 2009 to either complete the merger with Clinical Data’s wholly-owned subsidiary, API, or alternatively, demonstrate compliance with Nasdaq Marketplace Rule 4450(a)(3). On March 12, 2009, we received a determination letter from Nasdaq’s staff stating that Avalon failed to comply with Nasdaq Marketplace Rule 4450(a)(3) and, that as a result, our common stock would be suspended from trading on the Nasdaq Global Market at the opening of business on March 23, 2009 and removed from listing and registration on the Nasdaq Global Market unless we appealed the Nasdaq staff’s determination. On March 18, 2009, our management requested a hearing before a Nasdaq Listing Qualifications Panel to appeal the Nasdaq staff’s delisting determination. The appeal hearing is scheduled for April 30, 2009. We expect that our common stock will remain listed on the Nasdaq Global Market pending the outcome of a decision by the Nasdaq Listing Qualifications Panel. However, we cannot provide any assurances that the Nasdaq Listing Qualifications Panel will grant our request for continued listing on the Nasdaq Global Market pending the closing of the merger.
     In the event our common stock is delisted from the Nasdaq Global Market prior to the closing of the merger, Nasdaq may permit us to transfer our common stock to the Nasdaq Capital Market if we satisfy the requirements for continued listing on that market. If we fail to satisfy the requirements for continued listing on the Nasdaq Capital Market, trading, if any, would be conducted in the over-the-counter market either in the so-called “pink sheets” or on the OTC Bulletin Board, provided a market maker determines to provide quotations for our common stock and complies with the rules and regulations of the SEC and the Financial Industry Regulatory Authority for the quotation of our common stock. There can be no assurance that we would satisfy the requirements for continued listing on the Nasdaq Capital Market or that any market maker would determine to provide quotations for our common stock. As a result, delisting of our common stock from the Nasdaq Global Market could hinder your ability to sell your shares of Avalon common stock. In addition, our common stock could become subject to the SEC’s “penny stock rules.” These rules would impose additional requirements on broker-dealers who effect trades in our stock. If any of these events were to take place, you may not be able to sell as many shares of our common stock as you desire, or any at all, and any trading of our common stock may be at a lower market price than it otherwise would be if our common stock were to continue to be listed on the Nasdaq Global Market.
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From Item 7 of the Annual Report under the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview,” “—Pending Acquisition by Clinical Data,” “—Recent Developments,” “—Liquidity and Capital Resources—Overview” and "—Liquidity and Capital Resources—Sources and Uses of Cash”:
     As of December 31, 2008, we had cash, cash equivalents and marketable securities of approximately $5.8 million. We currently estimate that our existing capital resources will not be sufficient to fund our current operations significantly beyond the end of May 2009, by which time our pending merger with a subsidiary of Clinical Data is expected to close. If our proposed merger does not close soon after the end of May 2009, we would need to raise additional funds to continue operations and to repay our secured loan from Clinical Data. See “— Pending Acquisition by Clinical Data” below. In light of the proposed merger, we do not expect to seek to raise additional capital. Should the merger not close or if the closing is delayed beyond May 2009, there is no assurance that we would be able to raise capital sufficient to enable us to continue our operations significantly beyond the end of May 2009. In the event we are unable to successfully raise additional capital in such circumstances, we will not have sufficient cash flows and liquidity to finance our business operations as currently contemplated. Accordingly, in such circumstances we would be compelled to reduce general and administrative expenses and delay research and development projects and the purchase of scientific equipment and supplies until we were able to obtain sufficient financing.
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Pending Acquisition by Clinical Data
     On October 27, 2008, we entered into a merger agreement with Clinical Data and API, an indirect wholly-owned subsidiary of Clinical Data. The merger agreement provides that, upon the terms and subject to the conditions set forth in the merger agreement, API will be merged with and into Avalon, with Avalon continuing as the surviving corporation and a subsidiary of Clinical Data. In connection with entering into the merger agreement with Clinical Data, we borrowed $3 million from Clinical Data under a secured loan maturing on April 30, 2009 to fund our short-term on-going operations, entered into a license agreement with Clinical Data under which Clinical Data received an exclusive license (subject to certain exceptions) to AvalonRx® in exchange for a one time license fee of $1 million, and engaged in a private placement with Clinical Data of Avalon common stock and warrants for a cash payment of $237,338 from Clinical Data. As a result of entering into the merger agreement and receiving the $3 million secured loan from Clinical Data, we were notified by Manufacturers and Traders Trust Company (M&T Bank) on October 29, 2008, that we were in default under the terms of our letter of credit with M&T Bank to the Maryland Industrial Development Financing Authority (MIDFA). On October 30, 2008, we paid off all amounts due M&T Bank under the letter of credit and as a result, we have no further obligations under the letter of credit or the financing arrangement with MIDFA.
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Recent Developments
     On March 30, 2009, in order to fund our continuing operations through the closing of the merger, we borrowed an additional $1 million from Clinical Data under the terms of our note purchase agreement with Clinical Data. In addition, on March 30, 2009, Clinical Data extended the maturity of its prior $3 million secured loan to us from April 30, 2009 to May 31, 2009.
     As with our original $3 million loan from Clinical Data, the additional $1 million loan from Clinical Data is evidenced by a term note that bears interest at a fixed rate of seven percent per annum and matures on May 31, 2009, unless accelerated pursuant to its terms. We have the right to prepay the term note, together with any accrued interest, at any time without penalty. The maturity of the term note accelerates if there is a default under the terms of the note purchase agreement or related documents, including any default, breach or termination of our license agreement with Clinical Data or of the merger agreement (other than a termination of the merger agreement as a result of a failure to obtain the approval by our stockholders of the merger). The additional $1million loan is secured by collateral consisting of certain of our intellectual property rights.
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     As of December 31, 2008, we had cash, cash equivalents and marketable securities of approximately $5.8 million, which is a decrease of $22.7 million from December 31, 2007. Our funds were invested in investment grade and United States government securities. In connection with entering into the merger agreement with Clinical Data, on October 27, 2008, we borrowed $3 million from Clinical Data under a secured loan to fund our short-term on-going operations, entered into a license agreement with Clinical Data under which Clinical Data received an exclusive license (subject to certain exceptions) to AvalonRx® in exchange for a one time license fee of $1 million, and engaged in a private placement with Clinical Data of common stock and warrants for a cash payment of $237,338 from Clinical Data. As a result of entering into the merger agreement and receiving the $3 million secured loan from Clinical Data, we were required under the terms of our letter of credit with M&T Bank to MIDFA to pay off all amounts due under the letter of credit. On October 30, 2008, we paid off all amounts due M&T Bank under the letter of credit and as a result, we have no further obligations under the letter of credit or our financing arrangement with MIDFA.
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     Financing Activities. Net cash used in financing activities was $4.1 million in 2008, while net cash provided by financing activities was $26.8 million and $4.9 million in 2007 and 2006, respectively. In 2008, net cash used in financing activities included $7.2 million of principal payments on our bond payable to MIDFA, including $6.0 million to retire this debt when we entered into the merger agreement with Clinical Data in October 2008. When we entered into the merger agreement with Clinical Data, we borrowed $3 million from them under a short-term note.
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From Item 11 of the Annual Report under the sections entitled “Executive Compensation—Executive Compensation Discussion—Corporate Goals and Objectives,” "—Executive Compensation Discussion—Elements of Compensation and ‘Executive Compensation—Employment Agreements”:
     Throughout 2008, our Chief Executive Officer gave periodic updates to the Committee and the Board of Directors about the Company’s progress toward achieving the foregoing corporate goals. In October 2008, we entered into a merger agreement with Clinical Data, Inc. Our merger agreement and related documents restrict our ability to make salary adjustments and bonus payments to our officers and other employees without consultation with Clinical Data. After discussion with Clinical Data in December 2008, it was determined that we would not pay any bonuses to our officers and would pay limited bonuses to our other employees. The Committee ratified this decision in December 2008.
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     Base Salary. Base salaries are the only non-variable element of total compensation. They reflect each executive’s responsibilities, the impact of the job on Avalon’s performance, and the contributions each executive is expected to deliver to Avalon. Base salaries are determined in part by competitive levels in the market (what companies in the peer group pay), job scope, and, also, by total relevant experience. To gauge market conditions, the Committee evaluates competitor and market data compiled by the Committee’s compensation consultant. The Committee also relies on its experience with recruiting for executive and senior management positions.
     At the end of each calendar year, the Committee reviews the base salary of our executive officers and makes adjustments to reflect market comparables, if necessary. Additionally, our Chief Executive Officer conducts an annual performance appraisal of each executive officer, and, within the range established by the Compensation Committee, recommends the merit increases for each executive officer. Therefore, increases, if any, are based on individual performance, market conditions, and internal comparisons of executive compensation among our executive officers.
     No salary adjustments were made for calendar year 2009 pending our merger with a subsidiary of Clinical Data.
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     Retention Agreements with Clinical Data. In connection with entering into the merger agreement with Clinical Data, Drs. Carter and Hamilton and Mr. Winzer entered into employment letters with Clinical Data. Each of these employment letters will become effective simultaneously with the closing of the merger and will replace the named executive officer’s current employment agreement with Avalon.
     Kenneth Carter. Dr. Carter’s employment letter with Clinical Data provides that he will serve in such capacity as is determined by Clinical Data prior to the closing of the merger with a base salary of $300,000 per year and an annual bonus of up to 50% of his base salary. In addition, Dr. Carter will receive, on the date of closing of the merger, a grant of 60,000 options to purchase shares of Clinical Data common stock with an exercise price equal to the fair market value of Clinical Data’s common stock on the date of closing. The options will vest in three equal annual installments. Dr. Carter’s employment letter also provides for a severance payment of twelve months of Dr. Carter’s base salary (or $300,000) plus a pro rata share of his annual bonus in the event he is terminated without cause (as defined in the employment letter) or resigns under certain circumstances as set forth in the employment letter.
     J. Michael Hamilton. Mr. Hamilton’s employment letter with Clinical Data provides that he will serve in such capacity as is determined by Clinical Data prior to the closing of the merger with a base salary of $250,000 per year and an annual bonus of up to 35% of his base salary. In addition, Mr. Hamilton will receive, on the date of closing of the merger, a grant of 30,000 options to purchase shares of Clinical Data common stock with an exercise price equal to the fair market value of Clinical Data’s common stock on the date of closing. The options will vest in three equal annual installments. Mr. Hamilton’s employment agreement also provides for a severance payment of nine months of Mr. Hamilton’s base salary (or $187,500) plus a continuation of benefits, and reimbursement for certain health insurance costs, for a period of nine months in the event he is terminated without cause (as defined in the employment letter) or resigns under certain circumstances as set forth in the employment letter.
     C. Eric Winzer. Mr. Winzer’s employment letter with Clinical Data provides for a severance payment of twelve months of Mr. Winzer’s base salary (or $285,600) and health insurance premium reimbursement and other benefits continuation for a period of twelve months in the event he is terminated without cause (as defined in the employment letter).
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From Item 13 of the Annual Report under the sections entitled “Certain Relationships and Related Transactions, and Director Independence—Transactions with Related Persons” and “—Related Party Transaction Policy and Procedures”:
     On March 30, 2009, in order to fund our continuing operations through the closing of our pending merger with a subsidiary of Clinical Data, we borrowed an additional $1 million from Clinical Data under the terms of our note purchase agreement with Clinical Data. In addition, on March 30, 2009, Clinical Data extended the maturity of its prior $3 million secured loan to us from April 30, 2009 to May 31, 2009. As of March 30, 2009, the entire principal balance of $4 million remained outstanding under our note purchase agreement with Clinical Data. Clinical Data is a holder of more than 5% of our outstanding common stock as a result of certain transactions we entered into with Clinical Data in connection with entering into our merger agreement with Clinical Data and as part of our pending merger with a subsidiary of Clinical Data.
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     In connection with the approval of our additional $1 million loan from Clinical Data entered into on March 30, 2009, our full Board of Directors reviewed and approved the additional loan as part of certain amendments to our merger agreement with Clinical Data and determined that no member of our Board of Directors had an interest in the transaction requiring the separate review and approval by our Audit Committee.
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